Filed Pursuant to Rule 433

Registration No. 333-205684

April 18, 2017

FREE WRITING PROSPECTUS

(To Prospectus dated April 17, 2017)

Your account is almost ready.

Who can we give this free account to?

No Middleman Saves You Money

Rich Uncles was founded for a single purpose - to make real estate investment easier and less expensive. Creditworthy tenants pay us rent which we distribute to you.

You Invest

With $500 or more you can buy shares and own a piece of our Real Estate Investment Trust (REIT).

We collect rent

Our portfolio of properties generates monthly rental payments from our creditworthy tenants.

You get paid*

We pay you cash dividends each month from the rental income and other sources.

“I have always wanted to invest in real estate but never thought it was possible until I found RichUncles. Stoked to be a part of the team and looking forward to growing our investment together!”

Torrey Tayenaka
Entrepreneur / Marketing Executive

We sell shares directly to investors and not through salespeople who are paid commissions. As a result, Rich Uncles can deliver a real estate product to the market that has roughly 10% more of the investment amount actually being invested in real estate.

Frequently Asked Questions

What is a Real Estate Investment Trust?

A REIT is a corporation that combines capital from many investors to buy and operate income-producing real estate. It gives investors a low cost opportunity to include commercial real estate in an investment portfolio

If I buy shares, will I receive distributions and how often?

Distributions are scheduled on a monthly basis. The amount of each distribution is determined by our board of directors and will depend upon cash availability as well as current and projected cash requirements. Remember though, in order to remain qualified as a REIT, we must make distributions of at least 90% of our annual REIT taxable income. Profits, nor the payment of any distributions, are not guaranteed.

Why should I invest in a REIT that is not listed or traded on an exchange?

History has shown that traded REIT valuations (represented by share price) are variable, with such share prices sometimes being higher or lower than "Net Asset Value"; the calculation between traded REIT share prices and NAV. Non-traded REITs such as Rich Uncles NNN REIT do not have this issue. For more information regarding the benefits of non-listed REITS, please contact your Investor Relations Specialist.

If I buy shares in this offering, am I able to sell them later?

Shares in Rich Uncle NNN REIT qualify for its Share Repurchase Program, as described in the Prospectus. Your shares may be redeemable each month through this Rich Uncle’s program, but this program is subject to limitations and fees as discussed in the Prospectus.

“The guys at Rich Uncles are quick and honest about their returns when you ask which inspires confidence. They told me that almost every person who gets in tries to dip a toe in the water so to speak but almost everyone ends up coming back and diving in whole hog because the returns are too hard to ignore”

Adam Carolla
Podcaster

Rich Uncles Investors Own a Growing Portfolio of Income-Producing Properties

Meet the People Investing Your Money

Billions in real estate bough, managed, sold

Ray Wirta

Founding Investor

In 2012, Uncle Ray launched the idea of "Real Estate Investing for Everyone" and Rich Uncles was born.

Ray is the Chairman of CBRE Group, Inc. (NYSE:CBG), a Fortune 500 and S&P 500 company that is the world’s largest commercial real estate services and investment firm with 2015 revenues of $11 billion.

Harold Hofer

Chief Executive Officer

Uncle Harold is responsible for the overall direction of Rich Uncles, including real estate, finance, and legal.

Harold is a seasoned real estate expert with $2 billion in transactional experience. He is a graduate of the UCLA School of Law

Howard Makler

President

Uncle Howie is in charge of technology, investor relations and marketing for Rich Uncles.

Howard is a successful entrepreneur creating businesses in commercial real estate, renewable energy and computer gaming.

Start owning an interest in income-producing real estate